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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)




                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                 ----------------------------------------------
                                (Name of Issuer)




                      Common stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)




                                   45810X102
                                   ---------
                                 (CUSIP Number)




                               December 31, 2001
                               -----------------
            (Date of Event Which Required Filing of this Statement)












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===============================================================================
  CUSIP No.: 45810X102
             ---------
------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      George E. Mendenhall
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
------------------------------------------------------------------------------
                     5.  SOLE VOTING POWER                  1,353,988

     NUMBER OF
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      6.  SHARED VOTING POWER                      -0-
     OWNED BY
       EACH
    REPORTING      -----------------------------------------------------------
      PERSON         7.  SOLE DISPOSITIVE POWER             1,353,988
       WITH:

                   -----------------------------------------------------------
                     8.  SHARED DISPOSITIVE POWER                 -0-

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             1,353,988 (See Item 4(a))
------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                   [_]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)             7.6%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON                      IN

------------------------------------------------------------------------------






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                                      13G

        This Amendment No. 4 to Schedule 13G is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. The initial statement on schedule 13G (the "Statement") was filed on February 12, 1999 by George E. Mendenhall with respect to the common stock, no par value per share (the "Common Stock"), of Integrated Business Systems and Services, Inc. (the "Company") and amended in February of 2000 (Amendment No. 1), February of 2001 (Amendment No. 2) and March 27, 2001 (Amendment No. 3). The Statement is hereby amended by amendment to Item 4, Ownership, as follows:


Item 4.  Ownership.

         Item 4(a), (b), and (c) of the Statement are hereby amended by deleting the language contained under Item 4(a), (b), and (c) of the Statement and substituting in their place the following:

         (a)  Amount Beneficially Owned:

              George E. Mendenhall has direct ownership of 1,353,988 shares of Common Stock. This amount includes 358,000 shares held directly, 900,000 shares held in an escrow account which may be released upon satisfaction of certain conditions, and 95,988 shares that Mr. Mendenhall has the right to acquire pursuant to currently exercisable options, or options exercisable within (60) days, granted to Mr. Mendenhall.

         (b)  Percent of Class: 7.6%

         (c) Number of shares of Common Stock as to which George E. Mendenhall has:

              (i)   sole power to vote or to direct the vote: 1,353,988

              (ii)  shared power to vote or to direct the vote: -0-

              (iii) sole power to dispose or to direct the disposition of:
                    1,353,988

              (iv) shared power to dispose or to direct the disposition of: -0-







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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/  George E. Mendenhall
                                         -----------------------------
                                         George E. Mendenhall

Date: February 1, 2002






















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